RECEIVED
2006 JUL -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

TEL: (03) 3568-2600
FAX: (03) 3568-2626

EMAIL ADDRESS
HLAU@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TORONTO
VIENNA

[redacted]

06014916

July 5, 2006

SUPPL

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dw 7/10

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.D./

Kenju Watanabe

Enclosure

May 16, 2006
Unicharm Corporation
Takahisa Takahara, President and Chief Executive Officer
(Securities code: 8113, Tokyo Stock Exchange)
Contact: Atsushi Iwata, Executive Officer
(Tel. +81-3-3449-6162)

Notice of Partial Amendments to Articles of Incorporation

Unicharm Corporation decided at a meeting of its Board of Directors convened on May 16, 2006 to submit an agenda concerning "Partial Amendments to Articles of Incorporation" for approval at the 46th Ordinary General Meeting of Shareholders to be held on June 29, 2006, as described below.

1. Reasons for the amendments

(1) As the "Corporation Law" (Law No. 86, 2005) and the "Law Regarding the Development of Laws Related to the Enforcement of the Corporation Law" (Law No. 87, 2005) took effect on May 1, 2006, the Company would like to amend its Articles of Incorporation as follows:

a. In accordance with Article 326, Paragraph 2 of the Corporation Law, the Company will set up required organizations. Hence, the Company proposes establishing Article 4 (Organizations).
b. Pursuant to Article 214 of the Corporation Law, the Company will issue share certificates. Therefore, we propose establishing Article 7 (Issuance of Share Certificates).
c. In compliance with Article 189, Paragraph 2 of the Corporation Law, the Company will limit the rights of shareholders owning shares constituting less than one unit, who are not entitled to exercise voting rights at general meetings of shareholders, within a reasonable scope in comparison with the rights of shareholders owning shares constituting one or more units. Accordingly, the Company proposes establishing Article 9.
d. With respect to the exercise of voting rights by proxy at general meetings of shareholders, the Company will clarify the method for proving the power of representative and the number of proxies pursuant to Article 310, Paragraph 5 of the Corporation Law and Article 63, Paragraph 5 of the Enforcement Regulations of the Corporation Law. Hence, the Company proposes deleting Article 12, Paragraph 3 of the current Articles of Incorporation and establishing Article 16 (Exercise of Voting Rights by Proxy) in the revised Articles of Incorporation.
e. Article 370 of the Corporation Law provides that the Board of Directors may flexibly make resolution in writing or by electromagnetic means, when needed. Hence, we propose

establishing Article 23 (Omission of Resolution of the Board of Directors) in the revised Articles of Incorporation.

f. The provision of Article 427, Paragraph 1 of the Corporation Law allows a company to easily employ personnel who are suitable as outside Directors and outside Corporate Auditors, while enabling outside Directors and outside Corporate Auditors to satisfactorily perform the roles the Company expects them to fulfill. Hence, the Company proposes establishing Article 27 (Liability Limitation Contract with Outside Directors) and Article 35 (Liability Limitation Contract with Outside Corporate Auditors).

g. In accordance with Article 459, Paragraph 1 of the Corporation Law, the Company will authorize the Board of Directors to distribute retained earnings in order to flexibly return profits to shareholders. Hence, we propose establishing Article 37 (Decision-Making Body for Distribution of Retained Earnings, etc.). With the establishment of this article, the Company will be able to acquire its own shares in the market and distribute retained earnings to shareholders, both by resolution of the Board of Directors. Hence, we propose deleting Article 6 (Acquisition of Own Shares) and Article 35, Paragraph 2 of the current Articles of Incorporation.

h. In addition to the above amendments, after comprehensively reviewing the provisions of the current Articles of Incorporation, the Company will modify terminology, expressions and citations pursuant to the Corporation Law and related laws and regulations, as well as organize the composition of provisions, modify wordings, change article numbers and make other necessary changes.

2. Details of amendments

Details of the amendments are as described in the Attachment.

3. Schedule

Thursday, June 29, 2006: General meeting of shareholders for the approval of Amendments to Articles of Incorporation.

Attachment

(The underlined portions show the parts to be amended.)

Current Articles of Incorporation	Proposed amendment
(Newly established)	Article 4. (Organization) The Company shall establish the following organizations in addition to the general meeting of shareholders and the Directors. (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Accounting Auditors
Article 4. (Method of Public Notice) The Company shall make public notice by electronic means; provided that it may do so in the Nihon Keizai Shimbun if the Company is unable to make electronic public notice due to unavoidable causes including accidents.	Article 5. (Method of Public Notice) The Company shall make public notice by electronic means; provided that it may make public notice in the Nihon Keizai Shimbun, if it is unable to make electronic public notice due to unavoidable causes including accidents.
Article 5. (Total Number of shares, Number of Shares Constituting One Unit, and Non-issuance of Share Certificates for Shares Constituting Less Than One Unit)	Article 6. (Total Number of Shares Authorized to be Issued)
1. The total number of shares authorized to be issued by the Company shall be 275,926,364; provided that the number of shares shall be decreased by the number of the shares redeemed.	The total number of shares authorized to be issued by the Company shall be 275,926,364.
2. The number of shares constituting one unit of stock of the Company shall be 100.	(Deleted)
3. The Company shall not issue certificates for shares constituting less than one unit of stock of the Company (hereinafter referred to as "shares constituting less than one unit"). Provided, however, that the foregoing shall not apply if the Share Handling Regulations stipulate otherwise.	(Deleted)
(Newly established)	Article 7. (Issuance of Share Certificates) The Company shall issue share certificates for its shares.
Article 6. (Acquisition of Own Shares) The Company may purchase its own shares by resolution of the Board of Directors, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	(Deleted)
(Newly established)	Article 8. (Number of Shares Constituting One Unit and Non-issuance of Share Certificates for Shares Constituting Less Than One Unit) 1. The number of shares constituting one unit of stock of the Company shall be 100.
(Newly established)	2. Notwithstanding the provisions of Article 7, the Company shall not issue share certificates for shares constituting less than one unit of stock of the Company. Provided, however, that the foregoing shall not apply if the Share Handling Regulations stipulate otherwise.

Current Articles of Incorporation	Proposed amendment
(Newly established)	Article 9. (Rights of Shareholders Owning Shares Constituting Less One Unit) Shareholders (including the beneficial shareholders, the same applies hereinafter) of the Company may not exercise any rights in respect of the shares constituting less than one unit owned by them, except for the following rights: (1) Rights stipulated in each item of Article 189, Paragraph 2 of the Corporation Law; (2) Rights to make the request stipulated in Article 166, Paragraph 1 of the Corporation Law; and (3) Rights to receive the allotment of offered shares and offered subscription rights, in proportion to the number of shares owned by the shareholders.
Article 7. (Share Handling Regulations) The class of share certificates, the registration of transfer of shares, registration of pledge, record or cancellation of trust assets, reports on non-issuance of stock certificate, delivery of share certificates, procedures related to lost share certificates, acceptance of notification, purchase of shares constituting less than one unit and other matters pertaining to the shares of the Company and charges thereof shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors.	(Deleted)
Article 8. (Transfer Agent) 1. The Company shall have a transfer agent with respect to its shares. 2. The shareholders' register and the beneficial shareholders' register (hereinafter referred to as the "shareholders' register, etc."), and the register of lost share certificates shall be kept at the office for handling the business of the transfer agent, and the registration of transfer of shares, registration of pledge, record or cancellation of trust assets, reports on non-issuance of stock certificate, delivery of share certificates, procedures related to lost share certificates, acceptance of notification, purchase of shares constituting less than one unit and other matters pertaining to shares shall be handled by the transfer agent, and not by the Company.	Article 10. (Administrator of Shareholders' Register) 1. The Company shall appoint an administrator of the shareholders' register. 2. The appointment of administrator of the shareholders' register and the office for handling the business of such administrator shall be decided by resolution of the Board of Directors, and the Company shall give public notice thereof. 3. The preparation and retention of shareholders' register (including the beneficial shareholders' register, the same applies hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company, as well as other matters concerning the shareholders' register, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the administrator of shareholders' register, and not handled by the Company.

Current Articles of Incorporation	Proposed amendment
Article 9. (Record Date) The Company shall deem those shareholders (including the beneficial shareholders, the same applies hereinafter) having voting rights appearing or recorded in the shareholders' register, etc. at the close of March 31 of each year to be the shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders for each accounting period ending on said March 31.	(Deleted)
(Newly established)	Article 11. (Share Handling Regulations) Handling and charges related to the Company's shares shall be in accordance with laws and regulations, these Articles of Incorporation, as well as the Share Handling Regulations provided by the Board of Directors.
Article 10. (Convocation) The ordinary general meeting of shareholders of the Company shall be convened in June of each year, and the extraordinary general meeting of shareholders may be convened whenever necessary.	Article 12. (Convocation) (Unchanged)
(Newly established)	Article 13. (Record Date for Ordinary General Meeting of Shareholders) The record date for the determination of shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders shall be March 31 of each year.
Article 11. (Convener and Chairperson) 1. Unless otherwise provided for by laws or regulations, the Representative Director so designated in advance by resolution of the Board of Directors shall convene a general meeting of shareholders and act as the Chairperson. 2. If the Representative Director is unable to perform his or her duties, one of the other Directors shall take his or her place in the order determined in advance by resolution of the Board of Directors.	Article 14. (Convener and Chairperson) 1. (Unchanged) 2. (Unchanged)
Article 12. (Method of Resolution) 1. Resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of shareholders present at the meeting, unless otherwise provided for by laws and regulations or these Articles of Incorporation. 2. Special resolutions of a general meeting of shareholders provided in Article 343 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of shareholders present at the meeting, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.	Article 15. (Method of Resolution) 1. Resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of shareholders entitled to exercise voting rights who are present at the meeting, unless otherwise provided for by laws and regulations or these Articles of Incorporation. 2. Resolutions of a general meeting of shareholders provided in Article 309, Paragraph 2 of the Corporation Law shall be adopted by a vote of two-thirds (2/3) or more of the voting rights of shareholders present at the meeting, a quorum for which shall be one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.

Current Articles of Incorporation	Proposed amendment
3. A shareholder may exercise his or her voting rights by proxy by authorizing another shareholder entitled to exercise voting rights of the Company as his or her proxy. Provided, however, that the shareholder or proxy is required to submit to the Company a document evidencing his or her representation at every general meeting of shareholders.	(Deleted)
(Newly established)	Article 16. (Exercise of Voting Rights by Proxy) 1. A shareholder may exercise his or her voting rights by proxy by authorizing another shareholder owning voting rights of the Company as his or her proxy. 2. The shareholder or proxy is required to submit to the Company a document evidencing his or her representation at every general meeting of shareholders.
Article 13. (Minutes) 1. The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be recorded in the minutes, which shall bear the names and seals of the Chairperson of the meeting and the Directors present and shall be kept at the Company. 2. The original minutes shall be kept at the Head Office of the Company for ten (10) years and copies thereof shall be kept at branches for five (5) years, from the date of adopting the resolutions.	(Deleted)
Article 14. (Number of Directors) The number of Directors of the Company shall be ten (10) or less.	Article 17. (Number of Directors) (Unchanged)
Article 15. (Election of Directors) 1. Directors shall be elected at a general meeting of shareholders. 2. Resolution for election of Directors shall be adopted by a majority of voting rights of shareholders present at the meeting, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders. 3. Resolution for election of Directors shall not be by cumulative voting.	Article 18. (Method of Election) 1. (Unchanged) 2. Resolution for election of Directors shall be adopted by a majority of voting rights of shareholders present at the meeting, a quorum of which shall be one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights. 3. Resolution for election of Directors shall not be by cumulative voting.
Article 16. (Term of Office of Directors) 1. The term of office of Directors of the Company shall be until the close of the ordinary general meeting of shareholders related to the last closing of accounts within one (1) year after their assumption of office. 2. The term of office of a Director elected to fill a vacancy shall be the remaining period of the term of office of the retired Director. 3. The term of office of a Director elected to increase the number of Directors shall be the remaining period of the term of office of the other incumbent Directors.	Article 19. (Term of Office) 1. The term of office of Directors of the Company shall be until the close of the ordinary general meeting of shareholders related to the last business year that ends within one (1) year from their appointment. 2. (Deleted) 3. (Deleted)

Current Articles of Incorporation	Proposed amendment
Article 17. (Chairperson of the Board of Directors) The Board of Directors may, by its resolution, elect one (1) chairperson of the Board of Directors from among Directors who do not serve as executive officers.	Article 20. (Chairperson of the Board of Directors) The Board of Directors may, by its resolution, appoint one (1) chairperson of the Board of Directors from among Directors who do not serve as executive officers.
Article 18. (Representative Directors) 1. Representative Directors shall be elected by resolution of the Board of Directors. 2. The Board of Directors may, by its resolution, elect one (1) Chief Executive Officer from among the Representative Directors.	Article 21. (Representative Directors) 1. The Board of Directors shall appoint Representative Directors by its resolution. 2. The Board of Directors may, by its resolution, appoint one (1) Chief Executive Officer from among the Representative Directors.
Article 19. (Convocation of the Board of Directors and Chairperson) 1. The chairperson of the Board of Directors shall convene meetings of the Board of Directors and serve as Chairperson, unless otherwise provided for in laws and regulations. 2. If the chairperson is unable to perform his or her duties, one of the other Directors shall take his or her place in the order determined in advance by resolution of the Board of Directors. 3. A notice of convocation of the meeting of the Board of Directors shall be sent to each Director and Corporate Auditor five (5) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened. 4. When all Directors and Corporate Auditors give unanimous consent, the meetings of the Board of Directors may be held without the formal convocation procedures.	Article 22. (Convocation of the Board of Directors and Chairperson) 1. (Unchanged) 2. (Unchanged) 3. (Unchanged) 4. When all Directors and Corporate Auditors give unanimous consent, the Board of Directors may hold meetings of the Board without the formal convocation procedures.
Article 20. (Resolution of the Board of Directors) Resolution of the Board of Directors shall be adopted by a majority vote of Directors present at meetings, a quorum for which shall be a majority of Directors.	Article 23. (Omission of Resolution of the Board of Directors) If the requirements of Article 370 of the Corporation Law are fulfilled, the Company shall deem that a resolution of the Board of Directors is adopted.
Article 21. (Regulations of the Board of Directors) Matters relating to the Board of Directors shall be governed by laws and regulations, and these Articles of Incorporation as well as the Regulations of the Board of Directors determined by the Board of Directors.	Article 24. (Regulations of the Board of Directors) Matters relating to the Board of Directors shall be governed by laws and regulations, and these Articles of Incorporation as well as the Regulations of the Board of Directors determined by the Board of Directors.
Article 22. (Minutes) 1. The proceedings in outline and the resultant actions taken at a meeting of the Board of Directors shall be recorded in the minutes, which shall bear the names and seals of Directors and Corporate Auditors present and shall be kept at the Company. 2. The minutes of the Board of Directors shall be kept at the Head Office of the Company for ten (10) years from the date of adopting resolutions.	(Deleted)

Current Articles of Incorporation	Proposed amendment
Article 23. (Remuneration for Directors) Remuneration for Directors shall be determined by resolution of a general meeting of shareholders.	Article 25. (Remuneration, etc.) Remuneration, bonuses, and other material benefit received from the Company in consideration of execution of the duties of the Director (hereinafter referred to as "remuneration, etc.") shall be determined by resolution of a general meeting of shareholders.
Article 24. (Executive Officers) 1. The Company shall elect Executive Officers and may entrust them with the management of corporate affairs, by resolution of the Board of Directors. 2. Matters concerning Executive Officers shall be subject to the Regulations of Executive Officers determined by the Board of Directors, in addition to other provisions in these Articles of Incorporation.	Article 26. (Executive Officers) 1. The Company shall elect Executive Officers and may entrust them with the management of corporate affairs, by resolution of the Board of Directors. 2. Matters concerning Executive Officers shall be subject to the Regulations of Executive Officers determined by the Board of Directors, in addition to other provisions in these Articles of Incorporation.
(Newly established)	Article 27. (Liability Limitation Contract with Outside Directors) In accordance with Article 427, Paragraph 1 of the Corporation Law, the Company may enter into contracts with Outside Directors in order to limit the liability of such Directors for damage caused by the Directors neglecting their duties. However, the total maximum liability under such contracts shall be the amount stipulated in laws and regulations.
Article 25. (Number of Corporate Auditors) The number of Corporate Auditors of the Company shall be four (4) or less.	Article 28. (Number of Corporate Auditors) (Unchanged)
Article 26. (Election of Corporate Auditors) 1. Corporate Auditors shall be elected at a general meeting of shareholders. 2. Resolution for election of Corporate Auditors shall be adopted by a majority of voting rights of shareholders present at the meeting, a quorum of which shall be one-third (1/3) or more of the voting rights owned by all shareholders.	Article 29. (Method of Election) 1. (Unchanged) 2. Resolution for election of Corporate Auditors shall be adopted by a majority of voting rights of shareholders present at the meeting, a quorum of which shall be one-third (1/3) or more of the voting rights of shareholders entitled to exercise voting rights.
Article 27. (Term of Office of Corporate Auditors) 1. The term of office of Corporate Auditors of the Company shall be until the close of the ordinary general meeting of shareholders related to the last closing of accounts within four (4) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy shall be until the term of office of the retired Corporate Auditor expires.	Article 30. (Term of Office) 1. The term of office of Corporate Auditors of the Company shall be until the close of the ordinary general meeting of shareholders related to the last business year that ends within four (4) years from their appointment. 2. The term of office of a Corporate Auditor elected to fill a vacancy of the preceding Corporate Auditor, who has resigned before termination of his or her term of office, shall be until the expiry of the term of office of such retired Corporate Auditor.
Article 28. (Full-time Corporate Auditors) Corporate Auditors shall elect full-time Corporate Auditors by mutual vote.	Article 31. (Full-time Corporate Auditors) The Board of Corporate Auditors shall elect full-time Corporate Auditors by its resolution.

Current Articles of Incorporation	Proposed amendment
Article 29. (Notice of Convocation of the Board of Corporate Auditors) 1. A notice of convocation of the meeting of the Board of Directors shall be sent to each Corporate Auditor five (5) days prior to the date of such meeting. Provided, however, that in case of urgency, such period may be shortened. 2. When all Corporate Auditors give unanimous consent, the meetings of the Board of Corporate Auditors may be held without the formal convocation procedures.	Article 32. (Notice of Convocation of the Board of Corporate Auditors) 1. (Unchanged) 2. When all Corporate Auditors give unanimous consent, the meetings of the Board of Corporate Auditors may be held without the formal convocation procedures.
Article 30. (Method of Resolution of the Board of Corporate Auditors) Resolution of the Board of Corporate Auditors shall be adopted by a majority vote of Corporate Auditors, unless otherwise provided for in laws and regulations.	(Deleted)
Article 31. (Regulations of the Board of Corporate Auditors) Matters relating to the Board of Corporate Auditors shall be governed by laws and regulations, and these Articles of Incorporation as well as the Regulations of the Board of Corporate Auditors determined by the Board of Corporate Auditors.	Article 33. (Regulations of the Board of Corporate Auditors) Matters relating to the Board of Corporate Auditors shall be governed by laws and regulations, and these Articles of Incorporation as well as the Regulations of the Board of Corporate Auditors determined by the Board of Corporate Auditors.
Article 33. (Remuneration for Corporate Auditors) Remuneration for Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Article 34. (Remuneration, etc.) Remuneration, etc. for Corporate Auditors shall be determined by resolution of a general meeting of shareholders.
(Newly established)	Article 35. (Liability Limitation Contract with Outside Corporate Auditors) In accordance with Article 427, Paragraph 1 of the Corporation Law, the Company may enter into contracts with Outside Corporate Auditors in order to limit the liability of such Corporate Auditors for damage caused by the Corporate Auditors neglecting their duties. However, the total maximum liability under such contracts shall be an amount stipulated in laws and regulations.
Article 34. (Fiscal Year) The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year, and the accounts of the Company shall be closed at the end of the fiscal year.	Article 36. (Business Year) The business year of the Company shall be one (1) year from April 1 of each year to March 31 of the following year.
(Newly established)	Article 37. (Decision-Making Body for Distribution of Retained Earnings, etc.) Unless otherwise provided in laws and regulations, the Company shall determine the matters provided in each item of Article 459, Paragraph 1 of the Corporation Law, such as the distribution of retained earnings, etc., by resolution of the Board of Directors, and not by resolution of a general meeting of shareholders.

Current Articles of Incorporation	Proposed amendment
Article 35 (Dividends)	Article 38. (Record Date for Distribution of Retained Earnings)
1. Dividends of the Company shall be paid to the persons appearing or recorded as shareholders or registered pledgees in the shareholders' register, etc. at the close of March 31 of each year.	1. The record date for year-end dividends of the Company shall be March 31 of each year.
2. By resolution of the Board of Directors, the Company may pay interim dividends to the persons appearing or recorded as shareholders or registered pledgees in the shareholders' register, etc. at the close of September 30 of each year.	(Deleted)
(Newly established)	2. The record date for interim dividends of the Company shall be September 30 of each year.
(Newly established)	3. In addition to the preceding two paragraphs, the Company may distribute retained earnings to shareholders on other dates it determines.
Article 36. (Period of Limitation of Dividends, etc.) The Company shall be exempted from the obligation to pay dividends if such dividends have not been accepted after the lapse of three (3) years from the date such payment was offered.	Article 39. (Period of Limitation of Dividends) The Company shall be exempted from the obligation to pay cash dividends if such dividends have not been accepted after the lapse of three (3) years from the date of the start of such payment.

RECEIVED
2006 JUL -5 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2006
Unicharm Corporation
Takahisa Takahara, President and Chief Executive Officer
(Securities code: 8113, Tokyo Stock Exchange)
Contact: Atsushi Iwata, Executive Officer
(Tel. +81-3-3449-6162)

Resolution about Basic Policy for Establishment of Internal Control System

At a meeting of the Board of Directors held today, Unicharm Corporation set the basic policy for the establishment of an internal control system, as detailed below.

Basic policy for the establishment of an internal control system

The Company will establish a system to ensure proper operations (hereinafter referred to as "internal control") as follows, in accordance with the Corporation Law and the Corporation Law Enforcement Regulation.

1. <u>System to ensure duties of directors and employees conform to laws and the Articles of Incorporation (Item 6, Paragraph 4, Article 362 of the Corporation Law and Item 4, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)</u>

(1) "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." The Company put up the concurrent development of society and corporation as its company credo in 1974, making it the guidelines for management.

(2) To make employees have sound ethics and comply with laws and the Articles of Incorporation, in 1999 the Company released **beliefs, pledges and behavioral principles for employees** – "pledge to our customers," "pledge to our shareholders," "pledge to our business partners," "pledge to our employees," and "pledge to society" – and **our five key tenets and principles of conduct for employees** – "creation and innovation," "ownership," "positivity," "leadership" and "fair play." To clarify the things employees should observe, these mission statements stipulate senses of values that should be shared by all employees, with **the company credo** as their basis, and employees should behave in line with them. The Company also compiled a booklet, dubbed "The Unicharm Way," which covers such things as 1) **the behavioral guidelines**, 2) Unicharm's sayings, 3) manual for the introduction of SAPS (Schedule-Action-Performance-Schedule) business model, 4) Unicharm Information Security Policy, and 5) crisis management

communication manual. This booklet is carried by all employees and can be checked anytime, including at morning meetings where the booklet is read in chorus by all those present.

(3) The Company started the "SAPS business model," which mainly calls for respecting people and attaching importance to the satisfaction felt when objectives are achieved, in fiscal 2004. Connecting all its bases at home and abroad via a teleconferencing system, the Company holds a "SAPS management council" from 8:00 a.m. every Monday, in which all directors, all executive officers, heads of all divisions and heads of all bases take part. At this council, the President and CEO of the Company gives his thoughts on management to make employees aware of the management's spirit. Thus, the Company devotes itself to corporate activities based on the building of a corporate climate in which autonomous corporate governance functions. Furthermore, SAPS small group activities are independently implemented every week in line with the management policy under the auspices of field managers who belong to all corporations in Japan and overseas, and the Company makes weekly reports on the progress of each priority measure. Participants put their heads together to autonomously carry out reform and improvement campaigns every day. The number of such small groups stood at 254 as of May 2006.

(4) The Intellectual Property Legal Affairs Department is responsible for issues concerning legal compliance, while the Corporate Ethics Office of the CSR Department is in charge of matters that do not violate laws as such, but lie in a grey area in terms of what is classed as proper action for an employee. The Company and its group companies have employee consultation counters where employees can seek advice if they have noticed any violation of laws and/or ethics. For instance, the Company has a "rin-rin dial" service, while Unicharm Pet Care Corporation has a "Unicharm Pet Care rin-rin dial" service. Under the group-wide lateral law compliance system, the Company and its group firms are doing their utmost to grasp problems.

(5) When the Corporate Ethics Office, directors or auditors discover problems concerning legal compliance and/or ethics, they are to quickly report the fact to the general manager of the CSR Department. Receiving a report, the general manager of the CSR Department will investigate the details of the report and hold the Corporate Ethics Committee as necessary, if the trouble is very urgent, important or dangerous. The President and CEO of the Company will chair the committee, while the general manger of the CSR Department will serve as the secretary-general and the general manger of the Planning Headquarters, the general manager of the Human Resources Development Department and the general manager of the Intellectual Property Legal Affairs Department will be committee members. The chairman will appoint some officials concerned as committee members, as required, to have them resolve the issue. The chairman will discuss

measures to prevent recurrence of problems with committee members and implement set measures throughout the company.

(6) After the Corporate Ethics Committee has investigated the facts, if it confirms that there has been some violation of laws or rules by employees, it will immediately order the employees to desist such action and take any necessary steps, including punishment, in accordance with the Working Regulations and other in-house regulations.

2. System to preserve and manage information concerning execution of duties by directors (Item 1, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

(1) Information on the execution of duties by directors will be recorded and preserved in writing or electromagnetic media (hereinafter referred to as documents and other media) in accordance with the Document Control Regulations.

(2) Directors and auditors can always read these documents and other media in accordance with the Document Control Regulations.

3. System for regulations regarding managing risk of loss and others (Item 2, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation).

Risks that affect management range widely, including those related to the execution of operations, those related to legal compliance and those related to financial reports. The Company will establish and operate internal controls in consideration of the priority of risks, about which measures should be taken, after totally recognizing and assessing them.

(1) With regard to risks concerning the execution of operations of the Company, executive officers appointed by the Board of Directors will manage the risks involved in the duties for which they are responsible.

(2) Risks concerning legal compliance will be managed as shown in 1. (4).

(3) For risks related to security, the Company will establish 1) Information Security Regulations, 2) Personal Information Protection Regulations, 3) Personnel Information Control Regulations, 4) Document Control Regulations and 5) Insider Trading Prevention Regulations. The Planning Headquarters will oversee 1); the CSR Department will handle 2); the Human Resources Development Department will be concerned with 3); and the Accounting Department (official in charge of general affairs) will oversee 4) and 5).

(4) The CSR Department will manage risks concerning quality by applying the quality management system based on the ISO9001 quality guarantee standard to every process, from marketing to delivery of products, and by building an across-the-board quality

assurance system. It will also implement internal and external audits to verify the conformity and validity of the system from the standpoint of "quality management = quality business," and take corrective and preventive measures to realize continuous improvement. Unicharm Products Co., Ltd., which is in charge of manufacturing, has a Quality Control Department that undertakes the headquarters' functions of quality control. It also has a quality control group in each plant to ensure the quality of the products. The Quality Control Department set up a Quality Assurance Subcommittee at the CSR Committee, to push forward with CSR throughout the company, as a company-wide management review. The subcommittee meets quarterly in a bid to improve product quality with all members of the company working together. With its overseas production plants (in China, South Korea, Taiwan, Thailand and Indonesia) also having obtained ISO9001 status, the company is working hard to improve quality on a global basis.

(5) Regarding environmental preservation activities as a priority issue of CSR, the Company controls risks concerning the environment by driving forward activities on a top-down basis under the Environment Subcommittee, set up in the CSR Committee. To reduce the environmental impact of its overall business, the Company has established a company-wide environmental action plan to control environmental risks through this mechanism. Almost all offices in Japan have obtained ISO14001 certification.

(6) With regard to risks related to financial reports, the executive officer in charge of accounting specifies important items concerning accounting in accordance with the Decision-Making Authority Regulations, and submits them to the Board of Directors. Once the Board of Directors makes a decision about the disclosure of specific matters, the matters are disclosed in a timely and proper fashion.

(7) To control crisis-related risks, the Company has prepared a crisis management communication manual, which specifies nine risks: 1) quality; 2) environment; 3) merchandise indication; 4) labor safety; 5) human rights; 6) risks related to suppliers; 7) risks related to the top management (abduction, kidnapping, etc.); 8) disaster; and 9) information accidents. This manual is aimed at discovering any potential crisis at a very early stage and prescribing preventive measures to be taken in times of normality, and methods and standards for reporting crises when they are discovered. If a crisis should occur, the Company will be able to quickly and accurately grasp the situation and prevent any damage from escalating, while communicating with its stakeholders in a timely and proper manner. To that end, the Company has set up an organization to cope with crises - comprised of an official in charge of risks, a Crisis Management Team (CMT) and a Crisis Response Team (CRT). Thus, the Company has established a human/physical system to handle crisis-related risks.

(8) The Internal Auditing Office, in cooperation with relevant sectors, audits the state of

everyday risk control in each division of the Company and its group companies in line with these regulations and manuals.

4. System to ensure efficient execution of duties by directors (Item 3, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)

The company started a SAPS management method, which calls for respecting people and attaching importance to the satisfaction felt when objectives are achieved, in fiscal 2004, by compiling its past management methods. The SAPS business model specifies that 50% of the Company's energy should be spent on analyzing the current state of affairs; the Company should clearly set management objectives, or "targets"; the Company should investigate the true causes of problems from different standpoints at least five times; and the Company's time and effort should be concentrated on issues of high priority. In concrete terms, directors are helped to perform their duties according to the following processes.

(1) A company-wide general guideline will be indicated by the President and CEO put before the Board of Directors in January every year. Company-wide general guideline individual strategies will be prepared based on the company-wide general guideline decided at the Board of Directors, under the leadership of an executive officer designated in February every year, and then submitted to the Board of Directors. At the same time, human resources will be efficiently allotted to each business unit.

(2) Each business division/functional division will break down the company-wide general guideline individual strategies into each division from February to March every year to prepare consistent divisional policies, which will be submitted to the Business Plan Advisory Committee, with all directors and all auditors as its standing members. In addition to the standing members, relevant executive officers and persons concerned will attend the Business Plan Advisory Committee. Business divisions will prepare business division policies for the latter half of the fiscal year in August and refer them to the Business Plan Advisory Committee. Through the processes mentioned above, the company-wide medium-term business plan and its strategies, which apply to both directors and employees, will be reflected in the strategies and annual/semiannual objectives of each division/office.

(3) The Planning Headquarters and the Accounting Division will work out budgets by business division and by corporation on a six-month basis to materialize the medium-term business plan. The priority of capital spending plans and new businesses will be decided, in principle, based on their contribution to the achievement of the medium-term business plan's targets.

(4) At the Business Execution Board, which is convened every month, the President and CEO will give instructions in advance about the important points of what should be discussed and executive officers in charge of the important points will report measures to cope with the issues. The Accounting Division will report the difference between the budgets by business and by subsidiary, including overseas local units, and their results as well as the reasons for the difference. A teleconference system covering all offices and bases, including overseas bases, will ensure that information is conveyed to all employees.

(5) Any failure to achieve targets will be analyzed and measures to eliminate or reduce such failure will be hammered out. The measures will be given to "small groups" to carry out on-site improvement activities by repeatedly searching for the causes of any failure.

(6) The Company has set up a Settlement Committee, chaired by the executive officer in charge of accounting, so that it will be able to efficiently manage its operations by obtaining understanding from its investors and other stakeholders for the company credo, which is its corporate philosophy, and its targets, including visions that it wants to realize under the SAPS plan. It is doing its utmost to carry out, without delay, tasks concerning the settlement of accounts and the general meetings of shareholders as well as proper and timely disclosure in accordance with the laws and the Articles of Incorporation. The President and CEO is taking the lead in disclosure of corporate information. The Company will expand functions of the Settlement Committee as an institution to deliberate on matters to be disclosed in a timely fashion throughout the year.

5. <u>System to ensure proper operations in the corporate group comprising the said joint-stock company and its parent company and subsidiaries (Item 5, Paragraph 1, Article 100 of the Corporation Law Enforcement Regulation)</u>

(1) The Company and its group companies have a corporate philosophy system common to all group firms, which comprises **the company credo, beliefs, pledges and behavioral principles for employees** and **our five key tenets and principles of conduct for employees**, with three unique characteristics fostered since the founding of the Company - 'Securing the No. 1 position by continuing to do its best,' 'theory of changing value,' and 'view that causes one to lie to oneself' - as basic thoughts. "Unicharm's Sayings," which was first established in 1986, revised as a second edition in 1995, and updated in the third edition in 1999 and the fourth edition in 2002, form the corporate climate of Unicharm as a corporate group and serve as the foundation to promote awareness of legal compliance.

(2) The Company has established Decision-Making Authority Regulations, common to the Company and its group companies, to specify which matters require approval of the parent company and which are to be decided independently by group firms, thus clarifying

the corporate group's decision-making process.

(3) To establish internal control in the Company and its group companies, the Company will set up an in-house organization to build internal control in each group company as well as establish a system, under which discussions on internal control at the Company and between group companies are made efficiently and in which common possession of information and transmission of instructions and requests can be carried out efficiently.

(4) The Internal Auditing Office of the Company conducts internal audits of the Company and its group companies and reports the results to the President and CEO and auditors.

(5) As mentioned in 4 - (4), the Company sets numerical targets for each group firm and each month the Business Execution Board reviews the attainment of numerical targets by corporation, along with the company-wide business numerical goals. Thus, the Company has spread PDCNA (Plan-Do-Check-Next Action) based on the SAPS business method into group companies as well.

(6) The Company has set up a system that enables employees of group companies to directly report issues related to legal compliance, as mentioned in 1 - (4).

(7) The Company ensures information is shared among all employees by conveying the management philosophy of the management and behavior patterns via "i-navi," a company-wide cross-sectional portal site, and by providing an "e-learning" service, designed to improve employees' capabilities.

6. System concerning employees when auditors demand installation of employees who assist their duties (*Item 1, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation*)

(1) As a company with a corporate auditor system, the Company has four auditors, two standing auditors and two external auditors.

(2) Auditors do not intend to demand the installation of employees to assist their duties (hereinafter referred to as assistant staff). However, if they do ask for assistant staff to be installed, they will discuss and resolve with directors such matters as the number of such staff, their required abilities, their authority, the organization to which they should belong, and the extent of auditors' authority over them.

(3) The Internal Auditing Office conducts internal audits on items, which are requested by auditors through discussions at the Internal Auditing Report Meeting and the Board of Auditors meeting, and reports the results of the internal audits to the Board of Auditors.

7. Matters concerning independence of employees specified in the preceding item from directors (Item 2, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

When the assistant staff specified in the preceding item are installed, decisions on the personnel affairs power, such as appointment and transfer, shall require the consent of standing auditors in advance in order to secure the independence of the said staff.

8. System concerning reports made by directors and employees to auditors and system concerning other reports to auditors

(1) Regulations laying down items that should be reported to auditors will be established as the Board of Directors Regulations through conference with the Board of Directors, and directors will report the following items.

1) Items decided at the Board of Directors meeting
2) Items that could cause considerable damage to the Company
3) Important items regarding monthly management status
4) Important items concerning the status of internal auditing and risk management
5) Serious violation of laws and/or the Articles of Incorporation
6) Violation of laws/the Articles of Incorporation and serious violation of ethics, which have been reported to the consultation counter of the Corporate Ethics Office
7) Other important items concerning quality and the environment

(2) Employees may directly report to auditors when they discover serious facts concerning the preceding items 2) through 5).

(3) Meetings auditors attend
1) Board of Directors meeting
2) Business Execution Board meeting
3) Settlement Committee or (Information Disclosure Committee)
4) Internal Auditing Report Meeting
5) Crisis Management Committee
6) CSR Committee/CSR Auditor Report Meeting

(4) Materials, circulars and reports auditors read are those concerning:
1) The President and CEO
2) Legal compliance
3) Risk management
4) Internal audit
5) Changes in accounting policies/establishment (revision and abolishment) of

accounting standards, etc.

6) Important lawsuits/disputes
7) Accidents, illegality, complaints and trouble
8) Results of inspection by the authorities and external audit
9) Administrative penalties given by the authorities, etc.

9. System to ensure effective implementation of audit by auditors (Item 4, Paragraph 3, Article 100 of the Corporation Law Enforcement Regulation)

The Board of Auditors shall have a meeting to exchange views with the President and CEO once a month, and with the auditing company every quarter.

(Note) "Employees" used in this basic policy mean "employees" under the Corporation Law.